UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number: 333-137143
Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS	11
Exhibit 23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Hanesbrands Inc. Employee Benefits Administrative Committee
Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico:
We have audited the accompanying statements of net assets available for benefits of Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of Hanesbrands Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our report dated July 2, 2007, we expressed an opinion that the 2006 financial statements fairly presented the Plan’s net assets available for benefits, and the changes in the Plan’s net assets available for benefits as of and for the year ended December 31, 2006 on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. As described in Note B to the financial statements, the Plan has changed its method of accounting for these items and restated its 2006 financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the 2006 financial statements, as presented herein, is different from that expressed in our previous report.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions for the year ended December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note A, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, as of December 31, 2006.
/s/ Grant Thornton LLP
Greensboro, North Carolina
June 11, 2008

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2007	2006

Assets
Investment (Notes B and C)
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans at fair value	$3,993,075	$3,818,039
Receivables
Participant contribution receivable	—	16,552
Company-match contribution receivable	26,722	87,681
Discretionary Company contribution receivable (Note A)	79,762	119,948

	106,484	224,181

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,099,559	4,042,220

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit- responsive investment contracts (Note A)	(22,114)	10,763

NET ASSETS AVAILABLE FOR BENEFITS	$4,077,445	$4,052,983

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year	For the Year
	Ended	Ended
	December 31,	December 31,
	2007	2006
Additions
Contributions
Company	$180,844	$269,387
Participants	154,604	240,732
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ and Sara Lee Corporation Master Investment Trust for Defined Contribution Plans’ net investment income (Note C)	191,548	285,327

Total additions	526,996	795,446

Deductions
Benefits paid to participants	502,534	476,725

NET INCREASE	24,462	318,721

Net assets available for benefits
Beginning of year	4,052,983	3,734,262

End of year	$4,077,445	$4,052,983

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006
NOTE A — DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Hanesbrands Inc. (“Hanesbrands”) was spun off from Sara Lee Corporation (“Sara Lee”) on September 5, 2006. In connection with the spin off, Sara Lee contributed its branded apparel Americas and Asia business to Hanesbrands and distributed all of the outstanding shares of Hanesbrands’ common stock to its stockholders on a pro rata basis. As a result of such distribution, Sara Lee ceased to own any equity interest in Hanesbrands and Hanesbrands became an independent, separately traded, publicly held company. Effective as of January 1, 2006, Hanesbrands became the sponsoring employer of the Plan, and the Plan name was subsequently changed from Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico to Hanesbrands Inc. Salaried Retirement Savings Plan of Puerto Rico.
On July 24, 2006, the assets of the Plan were moved from the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans to the Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans (the “HBI Investment Trust”).
During 2006, certain net assets of the Plan were transferred to the Hanesbrands Inc. Hourly Retirement Savings Plan of Puerto Rico, for the benefit of eligible employees whose employment status changed such that they were no longer eligible to participate in the Plan. During 2006, the amount transferred from the Plan was approximately $11,000. There were no such transfers in 2007.
General
The Plan is a defined contribution plan covering eligible salaried employees of participating divisions and subsidiaries of Hanesbrands (the “Company”), located in Puerto Rico, who have attained the age of 21 and completed 90 days of credited service, as defined in the Plan document, and, prior to July 24, 2006, were not eligible to participate in the Sara Lee Corporation 401(k) Supplemental Savings Plan; bargaining unit employees are covered, however, only if the applicable collective bargaining agreement provides for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During 2007, as part of its consolidation and globalization strategy, Hanesbrands closed certain manufacturing facilities and distribution centers, resulting in the termination of employment of certain Plan participants. These terminations caused the Plan to experience a partial plan termination event. As a result, those affected participants who were not 100% vested in their benefits and whose employment involuntarily terminated during 2007 for reasons other than employee misconduct became entitled to be fully vested in their Company contributions. In addition, these terminations caused those participants who were not 100% vested in their benefits and whose employment terminated during 2006 as a result of Hanesbrands’ consolidation and globalization strategy to become entitled to be fully vested in their Company contributions.
Contributions
Eligible employees can contribute between 1% and 10% of their pre-tax compensation, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (“IRC”) and the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”). Although employees were previously permitted to make after-tax contributions, this is no longer permitted and was not permitted during 2007.
The Company will contribute an amount equal to 100% of the portion of a participant’s pretax contributions that does not exceed 2% of a participant’s eligible compensation subject to certain limitations defined in the Plan document. The Company may also make a discretionary Company contribution in the amount of 2% of a participant’s eligible compensation. For the years ended December 31, 2007 and 2006, the total discretionary Company contribution was $79,762 and $119,948, respectively.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
Vesting
Participants’ after-tax, pre-tax, Company matching and rollover contribution accounts are 100% vested at all times. Vesting in the annual discretionary Company contribution accounts is 100% after completing three years of service (five years of service for employees terminated prior to January 1, 2007), or in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 10% increments. Participants may change their investment elections quarterly.
Forfeitures
If a participant terminates employment before his or her annual discretionary Company contribution account is fully vested, the portion of his or her annual discretionary Company contribution account which is not fully vested is forfeited. Forfeited balances will be used to reduce future annual discretionary Company contributions to the extent not used to pay administrative expenses of the Plan. Forfeited balances as of December 31, 2007 and 2006 were $1,029 and $0, respectively. For the years ended December 31, 2007 and 2006, no forfeitures were used to offset employer matching contributions or administrative expenses of the Plan.
Benefit Payments
Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Withdrawals
Participants may withdraw all or a portion of their vested account balances, provided they have attained age 59-1/2; participants may also withdraw their after-tax accounts at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan document. No more than two withdrawals of any type may be made in any calendar year.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires that the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, SFAS 157 will have on the Plan’s financial statements.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The Company elected to change the Plan’s method of accounting to the accrual basis in accordance with U.S. generally accepted accounting principles, whereas in all prior years the modified cash basis was used. The new method of accounting was elected because the prior method, which is a comprehensive basis of accounting allowable under ERISA, is a basis of accounting other than U.S. generally accepted accounting principles. The comparative Statement of Net Assets Available for Benefits as of December 31, 2006 and the comparative Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 have been adjusted to apply the new method retroactively. In the Statement of Net Assets Available for Benefits as of December 31, 2006, total

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
receivables (including participant and Company receivables), and total net assets available for benefits increased by $224,181 due to the change in accounting principle. In the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006, total additions (including participant and Company contributions) increased by $172,181 due to the change in accounting principle.
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
The Plan’s sole investment is an interest in the HBI Investment Trust. The Plan’s interest in the HBI Investment Trust is based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
The HBI Investment Trust’s investments consist of investments in registered investment companies, corporate common stocks, participant loans, common/collective trusts and investment contracts. Investments in registered investment companies and corporate common stocks are valued using quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Common/collective trusts are valued at fair value of participant units owned by the HBI Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2007 and 2006 was approximately 5.02% and 5.21%, respectively. The average yield for the investment contracts for the years ended December 31, 2007 and 2006 was approximately 5.35% and 5.13%, respectively. Purchases and sales of securities in the HBI Investment Trust are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.
Administrative Expenses
As permitted by the Plan, all administrative expenses for the years ended December 31, 2007 and 2006 were paid by the Company.
NOTE C — PLAN INTEREST IN HBI INVESTMENT TRUST
The Plan’s investments are in the HBI Investment Trust, which was established for the investment of assets of the Plan and two other defined contribution plans sponsored by the Company (the “Participating Plans”). The interest of each Participating Plan in the HBI Investment Trust is based on each Participating Plan’s participants’ account balances within each investment fund. The assets of the HBI Investment Trust are held by The Northern Trust Company.
At December 31, 2007 and 2006, the Plan’s interest in the net assets of the HBI Investment Trust was approximately 0.70% and 0.76%, respectively. Investment income relating to the HBI Investment Trust is allocated to the individual plans based on the balances invested by each plan. All administrative expenses of the Plan for the years ended December 31, 2007 and 2006 were paid by the Company and were not included in the expenses of the HBI Investment Trust for such periods. As a result, none of the administrative expenses of the HBI Investment Trust for such periods were allocated to the Plan.
The Plan’s interest in the net assets of the HBI Investment Trust is included in the accompanying Statements of Net Assets Available for Benefits.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
A summary of the net assets of the HBI Investment Trust as of December 31, 2007 and 2006 is as follows:

	2007	2006

Investments, at fair value
Corporate stocks — common	$22,742,730	$31,136,725
Investment in common/collective trusts	2,580,912	2,101,600
Investment in registered investment companies	327,147,627	272,356,469
Participant loans	12,376,301	11,303,364
Investment contracts	203,994,813	195,079,652

Total investments	568,842,383	511,977,810

Receivables	13,590,561	21,439,037
Liabilities	(196,636)	(999,270)

Net assets of HBI Investment Trust at fair value	582,236,308	532,417,577

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(1,736,018)	1,537,565

Net assets of HBI Investment Trust	$580,500,290	$533,955,142

For the year ended December 31, 2007 and for the period from July 24, 2006 to December 31, 2006, net investment income was allocated to all three of the Participating Plans from the HBI Investment Trust. For the period from January 1, 2006 through July 23, 2006, net investment income was allocated to two Participating Plans, including the Plan, from the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans. The aggregate net investment income allocated to the Participating Plans from the HBI Investment Trust for the year ended December 31, 2007 and from the HBI Investment Trust and the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans for the year ended December 31, 2006 is as follows:

	2007	2006
Interest and dividend income	$4,737,985	$5,142,490
Net appreciation in fair value of investments
Corporate stocks — common	2,304,458	7,491,208
Investment in common/collective trusts	10,316,702	4,228,645
Investment in registered investment companies	10,739,593	28,426,184

Net investment income	$28,098,738	$45,288,527

At December 31, 2007 and 2006, the HBI Investment Trust held 837,053 shares and 772,091 shares, respectively, of Hanesbrands common stock. These shares had a fair value of $22,742,730 and $18,236,790 as of December 31, 2007 and 2006, respectively.
At December 31, 2007 and 2006, the HBI Investment Trust held 0 shares and 757,483 shares, respectively, of Sara Lee Corporation common stock. These shares had a fair value of $12,899,936 as of December 31, 2006.
NOTE D — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. As described in Note A, a partial plan termination occurred during 2007, as a result of which certain participants became entitled to be 100% vested in their accounts.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
NOTE E — TAX STATUS
By letter dated September 10, 2003, the Internal Revenue Service (“IRS”) last determined that the Plan, which was formerly known as the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico, as amended, and trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Company has requested a new determination letter from the IRS. A response has not been received, although the Plan administrator believes that the Plan has been operated in compliance with the IRC. As discussed in Note G, Plan management identified certain non-exempt transactions during 2007 and 2006 and has taken steps to correct these transactions. Plan management believes that these transactions will not have an effect on the Plan’s tax status.
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain assets of the HBI Investment Trust were invested in investments managed by The Northern Trust Company (the “Trustee” of the Plan); therefore, these transactions qualify as party-in-interest transactions. Fees paid by the plan during 2007 and 2006 for legal, accounting, and other professional services rendered by parties in interest were based on customary and reasonable rates for such services. Approximately 3.9% of the HBI Investment Trust’s assets as of December 31, 2007 were invested in Hanesbrands common stock, and an aggregate of approximately 5.8% of the HBI Investment Trust’s assets as of December 31, 2006 were invested in Hanesbrands common stock and Sara Lee Corporation common stock, in each case through participant-directed account balances.
NOTE G — NON-EXEMPT TRANSACTIONS
Certain 2007 and 2006 participant contributions were temporarily held by the Company and not deposited to participant accounts maintained by the Trustee within the timeframe mandated by Department of Labor regulations. At December 31, 2007 and 2006, there was $4,773 and $14,169, respectively, of receivables related to these contributions. Prior to June 2008, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.
NOTE H — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$4,077,445	$4,052,983
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	22,114	(10,763)
Retroactive application of accrual accounting	—	(224,181)
Amounts allocated to withdrawing participants	(648,118)	(151,732)

Net assets available for benefits per the Form 5500	$3,451,441	$3,666,307

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
Notes to Financial Statements
December 31, 2007 and 2006 — Continued
The following is a reconciliation of Company contributions according to the financial statements for the year ended December 31, 2007 to the Form 5500:

Company contributions per the financial statements	$180,844
Company-match contribution receivable at December 31, 2006	87,681
Discretionary Company contribution receivable at December 31, 2006	119,948

Company contributions per the Form 5500	$388,473

The following is a reconciliation of participant contributions according to the financial statements for the year ended December 31, 2007 to the Form 5500:

Participant contributions per the financial statements	$154,604
Participant contribution receivable at December 31, 2006	16,552

Participant contributions per the Form 5500	$171,156

The following is a reconciliation of investment income according to the financial statements for the year ended December 31, 2007 to the Form 5500:

Investment income per the financial statements	$191,548
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,877

Investment income per the Form 5500	$224,425

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2007 to the Form 5500:

Benefits paid per the financial statements	$502,534
Amounts allocated to withdrawing participants at
December 31, 2007	648,118
December 31, 2006	(151,732)

Benefits paid per the Form 5500	$998,920

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
NOTE I — SUBSEQUENT EVENT
Subsequent to December 31, 2007, the Hanesbrands Inc. Retirement Savings Plan, one of the Participating Plans, withdrew its entire investment in the HBI Investment Trust and established a new trust. Following this withdrawal, the Plan and the other Participating Plan continued as participating plans in the HBI Investment Trust.

Hanesbrands Inc. Salaried Retirement
Savings Plan of Puerto Rico
SCHEDULE H, LINE 4a — DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2007
Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three-digit plan number: 004

Participant contributions of the current Plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$21,949	(1)
Amount fully corrected under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—
Delinquent deposits of current Plan year participant contributions constituting prohibited transactions	25,379	(1)
Delinquent deposits of prior year participant contributions not fully corrected	—

Total delinquent deposits of participant contributions constituting prohibited transactions	$25,379

(1)	This amount has been fully corrected outside the VFC program.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2008	HANESBRANDS INC. SALARIED RETIREMENT SAVINGS PLAN OF PUERTO RICO
	By:	/s/ Dale W. Boyles
Dale W. Boyles
Authorized Member of the Hanesbrands Inc. Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP